

13030437

KH 3/6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant (919) 831-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

Post Office Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Sue Ellen Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sue Ellen Harrington
Signature

Secretary
Title

Eve Nutter
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EVE NUTTER
NOTARY
Comm. Exp.
3-15-2017.
PUBLIC
WAKE COUNTY, NC

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

Report on the Financial Statements
We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 25, 2013

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2012 and 2011

		2012	2011
Assets			
Current assets:			
Cash and cash equivalents	$	2,816,470	1,741,925
Accounts receivable		1,014,464	906,909
Total current assets		3,830,934	2,648,834
Property and equipment, at cost:			
Office equipment		72,688	72,688
Leasehold improvements		14,820	14,820
		87,508	87,508
Less accumulated depreciation and amortization		(87,508)	(87,508)
Property and equipment, net		-	-
Other assets:			
Goodwill - customer acquisition		506,000	506,000
Notes receivable		143,364	226,370
		649,364	732,370
	$	4,480,298	3,381,204
Liabilities and Stockholders' Equity			
Current liabilities:			
Commissions payable		1,288,354	1,232,928
Accounts payable		157,275	87,686
Accrued retirement		12,000	12,000
Line of credit		36,709	25,000
Total current liabilities		1,494,338	1,357,614
Stockholders' equity:			
Common stock, no par value		6,000	6,000
Additional paid-in capital		181,376	181,376
Retained earnings		2,798,584	1,836,214
Total stockholders' equity		2,985,960	2,023,590
	$	4,480,298	3,381,204

See accompanying notes to the financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

December 31, 2012 and 2011

	2012	2011
Revenues	$ 21,873,681	19,297,880
Operating expenses:		
Wages, salaries and management fees	815,780	614,589
Commissions	17,766,184	15,924,535
Registration and fees	215,357	175,426
Rent and utilities	134,099	127,382
Printing	13,077	3,287
Office supplies	60,589	71,379
Publications	171,358	131,148
Travel and entertainment	116,065	87,210
Insurance	444,150	410,078
Taxes	23,059	14,814
Promotion	98,566	112,070
Professional fees	368,585	306,335
Retirement	12,000	12,000
Seminar	375,194	71,737
Insurance division	85,537	333,095
Miscellaneous	23,629	222,320
	20,723,229	18,617,405
Operating income	1,150,452	680,475
Other income (expense):		
Management fee from related party	215,106	144,000
Interest expense	(3,151)	-
Interest income	2,031	318
	213,986	144,318
Net income	1,364,438	892,665
Retained earnings, beginning of year	1,836,214	1,586,782
Dividends paid	(402,068)	(643,233)
Retained earnings, end of year	$ 2,798,584	1,836,214

See accompanying notes to the financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 1,364,438	892,665
Adjustments to reconcile net income to cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(107,555)	(1,329)
Commissions payable	55,426	292,234
Accounts payable	69,589	(36,021)
Net cash provided by (used) operating activities	1,381,898	1,147,549
Cash flows from investing activities:		
Loan made	(11,439)	(226,370)
Collections on loans	94,445	-
Acquisition of goodwill	-	(25,000)
Proceeds from sale of investment	-	30,692
Net cash provided (used) in investing activities	83,006	(220,678)
Cash flows from financing activities:		
Payment of dividends	(402,068)	(643,233)
Proceeds from line of credit	11,709	25,000
Net cash provided (used) by financing activities	(390,359)	(618,233)
Net increase in cash and cash equivalents	1,074,545	308,638
Cash and cash equivalents, beginning of year	1,741,925	1,433,287
Cash and cash equivalents, end of year	$ 2,816,470	1,741,925
Interest paid	$ 3,151	-

See accompanying notes to the financial statements.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully-disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2012 and 2011.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2009 through December 31, 2012 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples. No impairment occurred in 2012 or 2011.

Advertising

Advertising and related costs are expensed as incurred.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $99,623 and $90,508 as of December 31, 2012 and 2011, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012 and 2011, the Company net capital was $2,140,204 and $1,129,414, respectively, which was $2,040,581 in excess of its required net capital in 2012 and $1,038,906 in excess of its required net capital in 2011. The Company's ratio of aggregate indebtedness to net capital was .70 to 1 and 1.20 to 1 as of December 31, 2012 and 2011, respectively.

(3) Net Capital Requirements, Continued

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers of perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customer.

(4) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2012 and 2011, the Company's uninsured cash balances totaled $1,959,301 and $912,862, respectively.

(5) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2012 and 2011 were $12,899 and $33,434, respectively.

The Company also receives fees from the following companies related by common ownership for accounts under management:

		2012	2011
CIC Advisors, LLC	$	463,164	755,356
Capital Advisors, LLC		624,547	592,059
Capital Investment Advisory Services		628,767	1,313,748

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

		2012	2011
Capital Investment Brokerage, Inc.	$	145,200	144,000
Capital Investment Advisory Services, LLC		45,835	-
CIC Advisors, LLC		24,071	-

In addition, the Company collects and pays out fees on behalf of the following companies related by common ownership:

		2012	2011
CIC Advisors, LLC	$	479,601	-
Capital Investment Advisory Services, LLC		676,405	-
Capital Investment Counsel, Inc.		17,650	-

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2012 and 2011:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2012 and 2011 were $12,000 for each year.

(8) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $500,000 and interest payable monthly at the bank's prime rate (5% and 1.75% as of December 31, 2012 and 2011, respectively). There was a balance of $36,709 and $25,000 outstanding as of December 31, 2012 and 2011, respectively.

(9) Notes Receivable

The Company has made various loans to employees and registered representatives. The balances at December 31, 2012 and 2011 are $143,364 and $226,370, respectively. The loans bear interest at various rates and reflect various repayment terms. The largest note receivable ($85,000 at December 31, 2012 and 2011) is a forgivable loan from a new representative that will be forgiven over five years. Should he leave the Company prior to the end of the fifth year the balance of the note plus accrued interest is payable at that time.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) which is currently a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies. Rent expense amounted to $104,050 and $105,627 in 2012 and 2011, respectively.

(11) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. As of December 31, 2012, management cannot predict the outcome of the lawsuits or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements. Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Company.

(12) Subsequent Events

The date to which events occurring after December 31, 2012, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2013, the date the financial statements were available to be issued.

Schedule 1

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2012 and 2011

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2010	$ 6,000	181,376	1,586,782	1,774,158
Net income for 2011	-	-	892,665	892,665
Dividends paid	-	-	(643,233)	(643,233)
Balance, December 31, 2011	$ 6,000	181,376	1,836,214	2,023,590
Net income for 2012	-	-	1,364,438	1,364,438
Dividends paid	-	-	(402,068)	(402,068)
Balance, December 31, 2012	$ 6,000	181,376	2,798,584	2,985,960

Schedule 2

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012 and 2011

		2012	2011
Net capital:			
Total stockholders' equity	$	2,985,960	2,023,590
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(833,613)	(883,091)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(12,143)	(11,085)
Net capital	$	2,140,204	1,129,414
Aggregate indebtedness:			
Accounts payable	$	157,275	87,686
Commissions payable		1,288,354	1,232,928
Line of credit		36,709	25,000
Accrued retirement		12,000	12,000
Total	$	1,494,338	1,357,614
Net capital requirements:			
Broker-dealer minimum, as calculated	$	99,623	90,508
Net capital in excess of requirements		2,040,581	1,038,906
Net capital as computed above	$	2,140,204	1,129,414
Ratio of aggregate indebtedness to net capital		.70 to 1	1.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012 and 2011.

Schedule 3

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2012 and 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 4

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2012 and 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2013

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Shareholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2013

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessment and Payments

Year ended December 31, 2012

Assessment for December 31, 2012	$	17,324
Less:		
Payment July 26, 2012		(8,333)
Payment February 11, 2013		(8,991)
Balance due, March 1, 2013	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Shareholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2013

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessment and Payments

Year ended December 31, 2012

Assessment for December 31, 2012	$	17,324
Less:		
Payment July 26, 2012		(8,333)
Payment February 11, 2013		(8,991)
Balance due, March 1, 2013	$	NONE